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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 5)

                             LIFE TECHNOLOGIES, INC.
                            (NAME OF SUBJECT COMPANY)

                               DEXTER CORPORATION
                        DEXTER ACQUISITION DELAWARE, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    532177201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

                              BRUCE H. BEATT, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               DEXTER CORPORATION
                                 ONE ELM STREET
                             WINDSOR LOCKS, CT 06096
                                 (860) 292-7675
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                ----------------

                                    COPY TO:
                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939


                           CALCULATION OF FILING FEE:


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       TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**
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         $498,201,474                                          $99,640

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 *       For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 12,733,584 shares of Common Stock, par value




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         $.01 per share, of Life Technologies, Inc. at $39.125 net per share in cash which represents all outstanding shares at October 29, 1998 not owned by the persons filing this statement and shares issuable pursuant to options that are presently exercisable.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:     $92,306         Filing Party: Dexter Corporation
                                                          and Dexter Acquisition
                                                          Delaware, Inc.

Form or Registration No.:   Schedule 14D-1  Date Filed:   November 2, 1998

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         Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser")
and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on November 2, 1998, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto filed with the Commission on November 5, 1998, November 12, 1998, November 23, 1998 and December 2, 1998, respectively (as so amended, the "Schedule 14D-1"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (b) Item 1(b) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer" and "THE AMENDED OFFER--Amended Terms of the Offer" of the Supplement, dated December 7, 1998 (the "Supplement"), to the Offer to Purchase, dated November 2, 1998.

  (c) Item 1(c) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "THE AMENDED OFFER--Price Range of Shares; Dividends" of the Supplement.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (b) Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS--Background of the Offer" of the Supplement.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) Items 4(a)-(b) of the Schedule 14D-1 are hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "THE AMENDED OFFER--Source and Amount of Funds" of the Supplement.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(g) Items 5(a)-(g) of the Schedule 14D-1 are hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company after the Offer" and "THE AMENDED OFFER-- Certain Effects of the Transaction" of the Supplement.

ITEM 10. ADDITIONAL INFORMATION.

  (e) Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the section entitled "SPECIAL FACTORS--Background of the Offer" of the Supplement.

  (f) Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the entire Supplement and the revised Letter of Transmittal, copies of which are filed herewith as exhibits (a)(11) and (a)(12), respectively.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following exhibits:

  (a)(11) Supplement to the Offer to Purchase.

  (a)(12) Revised Letter of Transmittal.

  (a)(13) Revised Notice of Guaranteed Delivery.




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  (a)(14) Text of press release issued by Parent, dated December 7, 1998.

  (b)(2) Letter to Parent, dated December 5, 1998, amending the Term Sheet delivered by The First National Bank of Chicago.


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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



Dated: December 7, 1998                   DEXTER ACQUISITION DELAWARE, INC.

                                          By:  /s/ Kathleen Burdett
                                               ------------------------------
                                               Name:    Kathleen Burdett
                                               Title:   Treasurer



                                          DEXTER CORPORATION

                                          By:  /s/ Bruce H. Beatt
                                               ------------------------------
                                               Name:    Bruce H. Beatt
                                               Title:   Vice President, General
                                                        Counsel and Secretary


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                                    EXHIBIT INDEX



 EXHIBIT
 NUMBER                              DESCRIPTION
 -------                             -----------

(a)(11)         Supplement to the Offer to Purchase.

(a)(12)         Revised Letter of Transmittal.

(a)(13)         Revised Notice of Guaranteed Delivery.

(a)(14)         Text of press release issued by Parent, dated December 7, 1998.

(b)(2) Letter to Parent, dated December 5, 1998, amending the Term Sheet delivered by The First National Bank of Chicago.